

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 27, 2010

Ms. Karen Clark
Chief Executive Officer
Green Energy Live, Inc.
1740 44th Street, Suite 5-230
Wyoming, MI 49519

> **RE:** **Form 10-K/A for the year ended December 31, 2008**
> **Forms 10-Q/A for the periods ended March 31, 2009 and June 30, 2009**
> **Form 10-Q for the period ended September 30, 2009**
> **File No. 0-53216**

Dear Ms. Clark:

We have reviewed your response letter dated January 13, 2010 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 1 – Financial Statements

Note 3 – Acquisition – Comanche Livestock Exchange, LLC

2. We have reviewed your response to prior comment 7. Please enhance your disclosure in future filings to address the following:
   - The primary business reasons for the business combination;
   - The total amount of goodwill that is expected to be deductible for tax purposes; and
   - The sources of capital you intend to use to make the cash payments required under your purchase agreement with Comanche.

   Please show us in your supplemental response what the revisions to future filings will look like.

Item 4T – Controls and Procedures, page 18

3. It does not appear that you performed an evaluation regarding the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report. Please perform a complete effectiveness assessment of your disclosure controls and procedures and disclose your conclusions in an amended Form 10-Q for the period ended September 30, 2009. See Item 307 of Regulation S-K.

Exhibit 31 – Certification

4. Please amend your September 30, 2009 Form 10-Q to provide revised Section 302 certifications. Your revisions should include the following:
   - Refer to "registrant" instead of "small business issuer" in paragraphs 4 and 4(a);
   - Revise paragraph 4(c) to conform to the language in Item 601(B)(31) of Regulation S-K.

   Please note that when you amend your filing to provide the revised 302 certification, the certification should refer to your amended filing in the first paragraph and should be currently dated.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

  If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

       Sincerely,

       Rufus Decker
       Accounting Branch Chief